FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2003

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Press Release: Syngenta improves safe use of crop protection products in China

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

# # #

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date: November 3, 2003	By:	/s/ Christoph Mäder

Name: Christoph Mäder Title: General Counsel

	By:	/s/ Damian Heller

Name: Damian Heller Title: Company Secretary

Media Release – Communiqué aux Médias – Medienmitteilung

Syngenta improves safe use of crop protection products in China

Basel, Switzerland, November 3, 2003

Syngenta has recently introduced a new method of dispensing crop protection products as part of a worldwide strategy to further improve the safe and effective use of its products and reduce environmental impact.

The pilot scheme in China enables farmers to purchase crop protection products in small quantities from their local retailer using a leak-proof, convenient packaging and delivery system. By using the patented PortA Pac Delivery SystemTM instead of storing and decanting pesticides from large containers, farmers will now be able to refill a “shuttle pack” to purchase the exact amount they need for immediate use, thereby helping cash flow for smallholders.

“With the launch of this innovative dispensing system, we can go some way to advancing the economies of rural communities and ensure safety - two important goals of sustainable agriculture,” said John Barnes, Head of Syngenta China.

The reusable shuttle pack cuts in half the amount of packaging waste, and a further advantage is that it helps to avoid the risk of mistaken ingestion as a result of improper decanting and storage in drinking containers.

PortA Pac addresses another serious problem: counterfeit crop protection products. As well as quality issues for users, counterfeit products can present safety concerns due to hazardous impurities. The herbicide GRAMOXONE®, for example, is manufactured to exact specifications and contains built-in safety features to prevent accidental ingestion. Illegally produced alternatives may not always have such features.

Following its launch in China, Syngenta will explore distribution of the PortA Pac system in other regions.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection and ranks third in the high-value commercial seeds market. Sales in 2002 were approximately US $6.2 billion. Syngenta employs some 20,000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in London (SYA), New York (SYT) and Stockholm (SYN). Further information is available at www.syngenta.com.